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                             September 12, 2023

       Justin Enbody
       Chief Financial Officer
       Kennedy-Wilson Holdings, Inc.
       151 S El Camino Drive
       Beverly Hills, California 90212

                                                        Re: Kennedy-Wilson
Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-33824

       Dear Justin Enbody:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures and Certain Definitions, page 55

   1.                                                   Please address the
following with respect to your non-GAAP measures:
                                                            Please expand your
disclosure related to Co-Investment Portfolio NOI to clarify whether the net
operating income presented represents the entirety of the operations of the investees or
the company's share.
                                                            Please tell us, and
consider expanding your discussion of Co-Investment Portfolio
                                                            NOI to clarify, why
you make adjustments to net income for sale of real estate and cost of real estate
sold when you also include adjustments for (gain)loss on sale of real estate when
calculating net operating income.
                                                            It appears your
same property table on page 59 presents revenue on a non-GAAP basis. Please tell
us how you have met all the disclosure requirements of Item
                                                            10(e)(i)(C) and
10(e)(i)(D) of Regulation S-K with respect to this measure.
 Justin Enbody
Kennedy-Wilson Holdings, Inc.
September 12, 2023
Page 2
             Please tell us whether your calculation of same store NOI on page 59 is consistent with your calculation of consolidated and co-investment NOI on page
57. In that
           regard, we note your disclosure on page 55 that same property measures throughout your report are presented on a cash basis. Additionally, we note that your calculation of same property NOI includes adjustments (such as adjustments for straight-line rent and above/below market rents), and similar adjustments are not made for consolidated or co-investment NOI.
Item 8. Financial Statements and Supplementary Data
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Unconsolidated Investments, page 73

2. Please explain to us how you determined your performance allocation should be presented as a component of income from unconsolidated investments, and not revenue. Cite any relevant accounting literature in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have any questions.



                                                            Sincerely,
FirstName LastNameJustin Enbody
                                                            Division of
Corporation Finance
Comapany NameKennedy-Wilson Holdings, Inc.
                                                            Office of Real
Estate & Construction
September 12, 2023 Page 2
cc:       In Ku Lee
FirstName LastName